UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EOS ENERGY ENTERPRISES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29415C101
(CUSIP Number)

Cerberus Capital Management II, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
Cerberus Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,276,194 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
43,276,194 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,276,194 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1) Includes 43,276,194 shares of common stock of Eos Energy Enterprises, Inc. (the “Issuer”) issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein).
(2) Based on 216,489,215 shares of common stock outstanding as of June 21, 2024, as disclosed in the Securities Purchase Agreement (as defined in the original Schedule 13D), which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 24, 2024.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,276,194 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
43,276,194 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,276,194 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 43,276,194 shares of common stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein).
(2) Based on 216,489,215 shares of common stock outstanding as of June 21, 2024, as disclosed in the Securities Purchase Agreement (as defined in the original Schedule 13D), which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 24, 2024.

CUSIP No. 29415C101

1	NAMES OF REPORTING PERSONS
CCM Denali Equity Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,276,194 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
43,276,194 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,276,194 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 43,276,194 shares of common stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein).
(2) Based on 216,489,215 shares of common stock outstanding as of June 21, 2024, as disclosed in the Securities Purchase Agreement (as defined in the original Schedule 13D), which is included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 24, 2024.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Cerberus Capital Management II, L.P. (“Cerberus Capital Management II”), CCM Denali Equity Holdings, LP (“CCM Denali Equity”) and CCM Denali Equity Holdings GP, LLC (“CCM Denali Equity GP”, and together with Cerberus Capital Management II and CCM Denali Equity, the “Reporting Persons”) on June 28, 2024.  This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On July 24, 2024, pursuant to the terms of the Series A-1 Preferred Stock, the holders of the Series A-1 Preferred Stock elected Gregory S. Nixon, an employee of an affiliate of the Reporting Persons, to serve on the Board of Directors of Eos Energy Enterprises, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2024

CERBERUS CAPITAL MANAGEMENT II, L.P.
By: /s/ Alexander D. Benjamin
Name: Alexander D. Benjamin
Title: Senior Managing Director and Chief Legal Officer

CCM DENALI EQUITY HOLDINGS, LP
By: CCM Denali Equity Holdings GP, LLC, its general partner By: /s/ Alexander D. Benjamin
Name: Alexander D. Benjamin
Title: Manager

CCM DENALI EQUITY HOLDINGS GP, LLC
By: /s/ Alexander D. Benjamin
Name: Alexander D. Benjamin
Title: Manager